GW Pharmaceuticals plc Announces Pricing of U.S. Public Offering of ADSs Totalling
Approximately $148 Million on NASDAQ Global Market

LONDON, June 18, 2014 (GLOBE NEWSWIRE) — GW Pharmaceuticals plc (GWPH) (GWP.L) ("GW" or the "Company"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced today the pricing of an underwritten public offering by the Company and certain of its shareholders of 1,700,000 American Depositary Shares ("ADSs") representing 20,400,000 ordinary shares of GW, at a price to the public of $86.83 per ADS on the NASDAQ Global Market. The ADSs being sold in the offering consist of 1,200,000 ADSs being sold by the Company and 500,000 ADSs being sold by the selling shareholders, raising gross proceeds to the Company of approximately $104.2 million (before deducting underwriting discount, commissions and offering expenses). GW will not receive any proceeds from the sale of ADSs by the selling shareholders in this offering. GW has granted the underwriters a 30-day option to purchase up to an additional 255,000 ADSs at the public offering price less the underwriting discount. Closing of the offering is expected to occur on June 25, 2014.

Morgan Stanley, BofA Merrill Lynch and Cowen and Company are acting as joint book-running managers for the offering. Piper Jaffray is acting as lead manager.

The ADSs described above are being offered by GW and the selling shareholders pursuant to a shelf registration statement filed by GW with the Securities and Exchange Commission ("SEC") that became automatically effective on May 7, 2014. The offering of the ADSs is being made only by means of a prospectus and prospectus supplement. You may obtain these documents on the SEC's website at http://www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, attention: Prospectus Department, email: dg.prospectus_requests@baml.com; Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department; or from Piper Jaffray, Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) ("Investment professionals") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) ("High net worth companies, unincorporated associations etc") of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world's first plant-derived cannabinoid prescription drug, Sativex(R), which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW's product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding the development and regulatory clearance of the GW's products. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW's research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex(R), Epidiolex(R) and other products and product candidates by consumer and medical professionals. A further list and description of other risks and uncertainties associated with an investment in GW can be found in GW's filings with the U.S. Securities and Exchange Commission, including its shelf registration statement and the documents incorporated by reference therein. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000

Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000

Stephen Schultz, VP Investor Relations (US)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)

Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000

Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)

Todd James / Chad Rubin	646 378 2900